UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of March 2006


                       Ship Finance International Limited
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


       Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                     Form 20-F [X]        Form 40-F [_]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes [_]          No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Ship Finance International Limited (the "Company") dated February 17, 2006.

Ship Finance International Limited

Preliminary Fourth Quarter and Financial Year 2005 Results

Highlights

o Ship Finance reports a net income of $83.1 million and earnings per share of $1.11 for the fourth quarter of 2005.

o Ship Finance reports a net income of $209.5 million and earnings per share of $2.84 for the financial year 2005.

o Ship Finance announces an ordinary cash dividend of $0.45 per share, and a supplementary extraordinary dividend of $0.05 per share.

Ship Finance International Limited ("Ship Finance" or the "Company") reports total operating revenues of $143.2 million, operating income of $107.1 million and net income of $83.1 million for the fourth quarter of 2005. Earnings per share for the quarter were $1.11. Currently, all but seven of the Company's vessels are trading under long term charters to Frontline Ltd ("Frontline"). Two of these vessels, the Company's first containerships, are on a medium and short term time charter to unrelated third parties.

In the fourth quarter, operating revenues include $51.8 million of accrued profit share due from Frontline under long term charter agreements. The average daily time charter equivalents ("TCEs") earned by Frontline in the fourth quarter in the spot and time charter period market from the Company's VLCCs, Suezmax tankers, and Suezmax OBO carriers were $66,300, $44,900 and $32,900, respectively.

As at December 31, 2005, the Company had interest rate swaps with a total notional principal of $568.3 million and an average interest rate of 3.7 percent. In the fourth quarter other financial items include a gain of $2.9 million that is attributable to the mark to market valuations of interest rate swaps compared with a gain of $8.1 million in the third quarter.

Ship Finance announces net income of $209.5 million for the year ended December 31, 2005 equivalent to earnings per share of $2.84. Of the total net income, $88.1 million relates to the profit share with Frontline. The average daily time charter equivalents ("TCEs") earned by Frontline in the spot and time charter period market from the Company's VLCCs, Suezmax tankers, and Suezmax OBO carriers were $58,200, $40,500 and $35,000, respectively.

As at December 31, 2005, the Company had total cash and cash equivalents of $34.4 million, of which $1.6 million is restricted. Cash provided by operating activities in the quarter was $37.4 million, net cash provided by investing activities was $24.0 million and net cash used in financing activities was $97.5 million. In November of 2005 the bareboat charterer of the VLCC Navix Astral exercised an option to purchase the vessel for approximately $40.5 million. The vessel was delivered to its new owner in January of 2006, resulting in a loss on sale. At December 31, 2005 a $1.8 million loss on impairment was accrued and applied against the vessel's book value. In January 2006 the Company acquired the VLCC Front Tobago from Frontline for consideration of $40.0 million. Effective January 2006 this vessel has replaced the Navix Astral and will fulfil the remainder of the Navix Astral time charter with Frontline from the delivery of the vessel to its new owner until the charter termination date in January 2014.

Corporate and Other Matters

On February 17, 2006 the Board declared a dividend of $0.50 per share which represents an ordinary cash dividend of $0.45 per share, and a supplementary extraordinary dividend of $0.05 per share. The record date for the dividend is March 6, 2006, ex dividend date is March 2, 2006 and the dividend will be paid on or about March 20, 2006.

In January 2006 Consafe Offshore AB (publ) ("Consafe")and Ship Finance entered into a heads of agreement in which Consafe will sell to Ship Finance the accommodation rig "Safe Concordia" via a limited liability company, for a sum of $185 million. The rig is chartered back to Consafe for 30 years. In addition there is a profit split calculated after operating expenses, overhead expenses and tax, on an annual basis. Consafe has a right to buy back the rig anytime after 10 years until the end of the contract.

In the fourth quarter of 2005 the Company bought back and cancelled 1,475,100 of its shares. At December 31, 2005, 73,143,737 ordinary shares were outstanding and the weighted average number of shares outstanding for the quarter and year then ended was 74,560,108 and 73,904,465 respectively. In the current quarter the Company has continued the repurchase and has so far bought back another 400,000 shares. Total outstanding shares are thereby currently 72,743,737. In the fourth quarter the Company repurchased $1.0 million of its 8.5% Notes bringing the total amount repurchased to date in 2005 to $73.2 million. The outstanding amount of these Notes is currently $457.1 million.

Market

The generally positive trend of the VLCC market witnessed at the end of the third quarter of the year continued with strength well into the fourth quarter. After a brief decline in late September, October started off with steady rates around World Scale ("WS") 100 for the benchmark route from the MEG to Japan. From late October until the middle of November, the rates rose dramatically, peaking at WS 226 in the middle of November, the highest rate of the year. Following the peak, the market softened seeing a steady decline until the middle of December, when the decline in rates became steeper towards the traditionally quieter Christmas season. Fixtures were done around WS 120 levels at quarter end, demonstrating the high volatility experienced during the period. The average WS rate from the MEG to Japan in the fourth quarter was about WS 156, compared to WS 83 in the third quarter of 2005. This equates to a TCE of approximately $94,000 per day. The Suezmax market was also strong throughout the quarter, with an average of WS 226. This equates to approximately $70,000 per day.

The tanker market experienced upwards pressure due to disruptions on the supply side, as tonnage was delayed in the US Gulf, Iraq and the Turkish Straits.

The International Energy Agency (IEA) reported in February an average OPEC Oil production, including Iraq, of approximately 29.4 million barrels per day during the fourth quarter of 2005, a 0.06 million barrels per day or 0.2 percent decrease from the third quarter. OPEC decided at its meeting held 31 January to maintain current production levels.

IEA estimates world oil demand averaged 84.1 million barrels per day in the fourth quarter, a 1.3 percent increase from the third quarter in 2005. IEA further predicts that the average demand for 2006 in total will be 85.1 million barrels per day, or a 2.1 percent growth from 2005, hence showing a firm belief in continued demand growth.

The world trading VLCC fleet totalled 472 vessels at the end of the fourth quarter of 2005, an increase of 2.6 percent over the quarter. No VLCCs were scrapped in the period and 12 were delivered. The total order book is at 92 vessels at the end of the fourth quarter, down from 98 vessels after the third quarter of 2005. This represents 19.5 percent of the current VLCC fleet. A total of six VLCCs were ordered during the quarter.

The world Suezmax fleet totalled 334 vessels at the end of the quarter, up from 330 vessels after the third quarter of 2005, a 1.2 percent fleet growth over the quarter. No Suezmaxes were scrapped during the quarter and four were delivered. The total order book at the end of the quarter is 64, unchanged from the end of the third quarter. This represents 19.2 percent of the Suezmax fleet. Four Suezmaxes were ordered during the period.

The tanker market looks healthy for next year. The freight futures market seems to be optimistic, and at the moment it is possible to sell freight futures for the year 2006 at a level that equates to TCEs for VLCCs at approximately $52,000 per day and $40,000 per day for Suezmax.

Strategy

In order to broaden the asset portfolio and thereby reduce the risk the Board has considered investments in non tanker assets. The offshore market is currently showing interesting opportunities. The underlying fundamentals are strong, the assets generate high cashflow, and the competion with other financiers are somewhat reduced compared to normal commodity shipping markets.

As of today's date the Company has $30 million in cash and approximately $120 million in additional debt capacity linked to unencumbered assets. In early March the Company will receive its profit share for 2005 from Frontline in the amount of $88 million.

Until attractive investments can be found, the Board will continue to consider buy back of stock and bonds as an attractive alternative to improve the short and medium term return to shareholders.

The Board is somewhat disappointed with the liquidity in the trading of the SFL share. As a result of this the Board is considering listing of the SFL shares at an additional exchange as well as more marketing of the Company in order to stimulate analytical coverage.

Outlook

The Company has managed to grow its annual revenue base by 18 percent in 2005. The Board is optimistic that it will be able to continue to grow in the coming year. Unencumbered assets and the profit share to be received in a few weeks time secures a sound fundament for future growth. The strong start of the year in the tanker market also increases the likelihood of a sizeable profit share also for 2006. Based on this the Board is optimistic with respect to the future for the Company, and believes that it will be able to provide a good long term return to shareholders.

Forward Looking Statements

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management's examination of historical operating trends. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this press release include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

February 17, 2006
The Board of Directors
Ship Finance International Limited
Hamilton, Bermuda

Questions should be directed to:

Tor Olav Troim: Director, Ship Finance International Limited
+44 7734 976 575

Oscar Spieler: Chief Executive Officer, Frontline Management AS
+47 23 11 40 79

Tom Jebsen, Chief Financial Officer, Ship Finance International Limited +47 23 11 40 21


SHIP FINANCE INTERNATIONAL LIMITED FOURTH QUARTER REPORT (UNAUDITED)

--------------------------------------------------------------------------------------------------------------
          2004            2005       INCOME STATEMENT                                2005             2004
        Oct - Dec       Oct - Dec    (in thousands of $ except                      Jan-Dec          Jan-Dec
                                     per share data)                                                (audited)
--------------------------------------------------------------------------------------------------------------
          151,482         143,159    Total operating revenues                       437,510          492,069
                -           1,875    Loss on sale of assets                             654                -
              212             601    Voyage expenses                                  3,600            9,978
           24,509          27,511    Ship operating expenses                        110,241           96,505
              983             824    Administrative expenses                          2,446            3,812
            5,139           5,225    Depreciation                                    19,907           34,617
           30,843          34,161    Total operating expenses                       136,194          144,912
          120,369         107,123    Operating income (loss)                        300,662          347,157
              374           1,010    Interest income                                  3,343            2,567
         (22,796)         (27,694)   Interest expense                              (111,935)         (95,933)
            5,267           2,666    Other financial items                           17,528            8,780
               45            (32)    Foreign currency exchange gain (loss)             (52)               88
          103,529          83,073    Net income (loss)                              209,546          262,659

            $1.38           $1.11    Basic earnings per share amounts ($)             $2.84            $3.52
--------------------------------------------------------------------------------------------------------------

                                                         2005           2004
BALANCE SHEET                                          Dec 31         Dec 31
(in thousands of $)                                                (audited)
-------------------------------------------------------------------------------

ASSETS
Short term
Cash, restricted cash and cash equivalents             34,432         34,572
Amount due from parent                                      -          4,864
Other current assets                                  197,188        192,421
Long term
Newbuildings and vessel purchase options                    -          8,370
Vessels and equipment, net                            315,220        236,305
Investment in finance leases                        1,818,344      1,641,644
Deferred charges and other long-term assets            37,409         34,761
Total assets                                        2,402,593      2,152,937


LIABILITIES AND STOCKHOLDERS' EQUITY
Short term
Short term and current portion of
  long term interest bearing debt                     122,519         91,308
Amount due to parent                                    4,880              -
Other current liabilities                              16,001          8,958
Long term
Long term interest bearing debt                     1,671,138      1,387,586
Other long term liabilities                            26,533          4,103
Stockholders' equity                                  561,522        660,982
Total liabilities and stockholders' equity          2,402,593      2,152,937
-------------------------------------------------------------------------------



--------------------------------------------------------------------------------------------------------------------
        2004          2005        STATEMENT OF CASHFLOWS                                2005            2004
     Oct - Dec       Oct - Dec    (in thousands of $)                                 Jan-Dec         Jan-Dec
                                                                                     (audited)
--------------------------------------------------------------------------------------------------------------------
                                  OPERATING ACTIVITIES
     103,529          83,073      Net income (loss)                                       209,546         262,659
                                  Adjustments to reconcile net income to net
                                  cash provided by operating activities
       6,046           5,916      Depreciation and amortisation                            36,431          44,102
                                  Unrealised foreign currency exchange (gain)                   -            (164)
                                  loss
      (5,314)         (2,861)     Adjustment of financial derivatives to market           (14,732)         (9,289)
                                  value
           -           1,895      Loss on sale of assets                                      654
           -             187      Other                                                    (4,708)         (1,146)
    (82,677)        (50,803)      Change in operating assets and liabilities               53,643        (117,634)
      21,584          37,407      Net cash provided by operating activities               280,834         178,528


                                  INVESTING ACTIVITIES
      18,966          21,736      Repayment of investments in finance leases               94,777          61,990
         423           1,289      Net maturities (placement) of restricted cash             3,804         560,121
           -               -      Sale of investment in finance lease                     229,800               -
                          21      Acquisition of subsidiaries, net of cash               (518,182)       (536,793)
           -                      acquired
           -               -      Purchase of option                                            -          (8,370)
           -               -      Investment in newbuilding                                     -               -
           -               -      Short-term loan advances to parent company                    -         (55,254)
           -             994      Purchase of vessels                                     (79,772)              -
           -               -      Repayments from parent company                                -          55,254
                                  Net cash provided by (used in) investing
      19,389          24,040      activities                                             (269,573)         76,948


                                  FINANCING ACTIVITIES
           -               -      Proceeds from share issue                                     -          24,696
     (14,713)        (27,210)     Repurchase of shares                                    (33,083)        (14,713)
           -               -      Proceeds from long-term debt                          1,571,429       1,017,100
           -             (26)     Debt fees paid                                           (7,346)        (15,760)
     (22,825)        (31,630)     Repayment of long-term debt                          (1,253,503)     (1,099,707)
     (33,986)        (36,663)     Cash dividends paid                                    (148,864)        (78,902)
      (3,625)          (2005)     Deemed dividends paid                                  (136,230)        (58,997)
     (75,149)        (97,534)     Net cash provided by (used in) financing                 (7,597)       (226,283)
                                  activities

     (34,176)        (36,087)     Net increase in cash and cash equivalents                 3,664          29,193
      63,369          68,944      Cash and cash equivalents at start of period             29,193               -
      29,193          32,857      Cash and cash equivalents at end of period               32,857          29,193
--------------------------------------------------------------------------------------------------------------------

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                       Ship Finance International Limited.
                                  (Registrant)




Date   March 6, 2006                            By  /s/ Tom E. Jebsen
                                                    --------------------
                                                        Tom E. Jebsen
                                                        Chief Financial Officer




23153 0001 651806